EX. 99.28(h)(5)(xiv)

Amendment to

Transfer Agency Agreement

Between Jackson Variable Series Trust And

Jackson National Asset Management, LLC

This Amendment is made by and between Jackson Variable Series Trust (formerly Curian Variable Series Trust), a Massachusetts business trust (the “Trust”) and Jackson National Asset Management, LLC, a Michigan limited liability company (“JNAM”).

Whereas, the Trust and the JNAM (the “Parties”) entered into a Transfer Agency Agreement dated November 29, 2011, as amended (the “Agreement”), whereby JNAM agreed to render certain transfer agency and other services to units of beneficial interest in separate funds of the Trust (the “Funds”) and the owners of record thereof.

Whereas, the Parties have agreed to amend the following section of the Agreement:

Section 5. “Term of Agreement.”

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

i.	Section 5. “Term of Agreement.” is hereby deleted and replaced in its entirety with the following:

5.
Term of Agreement.  The term of this Agreement shall begin on the date first above written with respect to each Fund listed in Schedule A on the date hereof and, unless sooner terminated as hereinafter provided, this Agreement shall remain in effect two years from the date thereof.  With respect to each Fund added by execution of an Addendum to Schedule A, the term of this Agreement shall begin on the date of such execution.  Thereafter, in each case this Agreement shall continue in effect with respect to each Fund for successive periods of 12 months through December 31, 2017, and thereafter will continue from year to year through September 30th, subject to the termination provisions and all other terms and conditions hereof; provided, such continuance with respect to a Fund is approved at least annually by vote or written consent of the Trustees, including a majority of the Trustees who are not interested persons of either party hereto (“Disinterested Trustees”); and provided further, that neither party has terminated the Agreement in accordance with Section 6.  The Transfer Agent shall furnish any Fund, promptly upon its request, such information as may reasonably be necessary to evaluate the terms of this Agreement or any extension, renewal or amendment thereof.

ii.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

iii.
Both Parties represent and warrant to the other that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

iv.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective December 13, 2017.
Jackson Variable Series Trust		Jackson National Asset Management, LLC

By:	/s/ Adam C. Lueck	By:	/s/ Mark D. Nerud
Name:	Adam C. Lueck	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO